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November 14, 2007

07027997

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: OneSource Services Inc.
File No. 82-35018

Dear Sir/Madam:

On November 14, ABM Industries Incorporated completed its acquisition of OneSource Services Inc., an international business company formed under the laws of Belize, by merging OneSource into a wholly-owned subsidiary of ABM. In connection therewith, enclosed is a letter notifying the Securities and Exchange Commission that OneSource will cease to exist and will no longer be submitting documents to the Securities and Exchange Commission.

Please acknowledge receipt of this letter by date-stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope provided for this purpose.

Sincerely,

Zoe A. Vantzos

PROCESSED
NOV 1 9 2007
THOMSON
FINANCIAL

Enclosures

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